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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Affordable Residential Communities Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

008273104

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 008273104			Page 2 of 8 Pages

1.	Name of Reporting Person: Capital ARC Holdings, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐	See Item 8 of attached schedule

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,918,270

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,918,270

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,918,270

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.1%

12.	Type of Reporting Person: OO

13G
CUSIP No. 008273104			Page 3 of 8 Pages

1.	Name of Reporting Person: UBS AG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐	See Item 8 of attached schedule

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 322,672

		6.	Shared Voting Power: 2,919,226

		7.	Sole Dispositive Power: 322,672

		8.	Shared Dispositive Power: 2,919,226

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,241,898*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%

12.	Type of Reporting Person: BK

* UBS AG disclaims beneficial ownership of the 2,918,270 shares held by Capital ARC Holdings, LLC and 956 shares held by UBS Securities LLC.

13G
CUSIP No. 008273104			Page 4 of 8 Pages

1.	Name of Reporting Person: UBS Securities LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐	See Item 8 of attached schedule

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 956

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 956

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 956

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: BD

CUSIP No. 008273104	Page 5 of 8 Pages

Item 1(a). Name of Issuer:

Affordable Residential Communities Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

600 Grant Street, Suite 900, Denver, Colorado 80203

Item 2(a). Names of Person Filing:

Capital ARC Holdings, LLC, UBS AG and UBS Securities LLC

Item 2(b). Addresses of Principal Business Office or, if None, Residence:

Capital ARC Holdings, LLC’s principal business office is:
299 Park Avenue New York, New York 10171

UBS AG’s principal U.S. business office is:
299 Park Avenue New York, New York 10171

UBS Securities LLC’s principal business office is:
677 Washington Boulevard, Stamford, CT 06901

Item 2(c). Citizenship:

Incorporated by reference to Item 4 of the cover pages.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number:

008273104

CUSIP No. 008273104	Page 6 of 8 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

UBS AG is classified as a Bank as defined in Section 3 (a) (6) of the Exchange Act. UBS Securities LLC is a broker dealer registered under Section 15 of the Exchange Act. Capital ARC Holdings, LLC is a Delaware limited liability company.

Item 4. Ownership.

Incorporated by reference to Items 5-11 of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

UBS Securities LLC is an indirect wholly-owned subsidiary of UBS AG. Capital ARC Holdings, LLC is wholly owned by UBS Capital Americas II, LLC, in which UBS AG holds a significant ownership interest. UBS AG is reporting direct and indirect beneficial ownership of holdings.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 008273104	Page 7 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

CAPITAL ARC HOLDINGS, LLC
By:	/s/ Michael Greene
	Name:	Michael Greene
	Title:	Partner

By:	/s/ Marc Unger
	Name:	Marc Unger
	Title:	Chief Financial Officer

UBS AG
By:	/s/ Regina A. Dolan
	Name:	Regina A. Dolan
	Title:	Member of the GMB

By:	/s/ Per Dyrvik
	Name:	Per Dyrvik
	Title:	Managing Director

UBS SECURITIES LLC
By:	/s/ Regina A. Dolan
	Name:	Regina A. Dolan
	Title:	Member of the GMB

By:	/s/ Per Dyrvik
	Name:	Per Dyrvik
	Title:	Managing Director

CUSIP No. 008273104	Page 8 of 8 Pages

AGREEMENT TO MAKE A JOINT FILING

     Capital ARC Holdings, LLC, UBS AG and UBS Securities LLC each agrees that this Schedule 13G (including all amendments hereto) is filed by and on behalf of each such party.

Date: February 14, 2005

CAPITAL ARC HOLDINGS, LLC
By:	/s/ Michael Greene
	Name:	Michael Greene
	Title:	Partner

By:	/s/ Marc Unger
	Name:	Marc Unger
	Title:	Chief Financial Officer

UBS AG
By:	/s/ Regina A. Dolan
	Name:	Regina A. Dolan
	Title:	Member of the GMB

By:	/s/ Per Dyrvik
	Name:	Per Dyrvik
	Title:	Managing Director

UBS SECURITIES LLC
By:	/s/ Regina A. Dolan
	Name:	Regina A. Dolan
	Title:	Member of the GMB

By:	/s/ Per Dyrvik
	Name:	Per Dyrvik
	Title:	Managing Director